SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 10)*




                               BEL FUSE INC.
___________________________________________________________________
                             (Name of Issuer)

                               COMMON STOCK
__________________________________________________________________
                       (Title of Class of Securities)

                                07734710-2
__________________________________________________________________
                               (CUSIP Number)


Check  the  following box if a fee is being paid with this  statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


 1      NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Elliot Bernstein
        ###-##-####

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                             (b)

3       SEC USE ONLY

4       CITIZENSHIP OR PLACE OF ORGANIZATION        United States

        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5       SOLE VOTING POWER

        464,078 includes 5,000 shares issuable upon exercise of stock options and 4,158 shares held in Far East Retirement Plan.

6       SHARED VOTING POWER

        40,400 includes 26,800 shares held by
        Mr. Bernstein's wife and 13,600
        shares held by not-for-profit corporation of which Mr. Bernstein is president and trustee.

7       SOLE DISPOSITIVE POWER               See box 5

8       SHARED DISPOSITIVE POWER             See box 6

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        504,478

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        10.0%

12      TYPE OF REPORTING PERSON*
        IN


Item 1.

    (a)  Name of Issuer          Bel Fuse Inc.

    (b)  Address of Issuer's Principal Executive Offices  198  Van Vorst Street
                                                          Jersey City,
                                                          New Jersey 07302

Item 2.

    (a)  Name of Person Filing         Elliot Bernstein

    (b)  Address of Principal  Business  Office or, if none,  Residence
                                                              c/o  Bel Fuse Inc.
                                                              198 Van Vorst St
                                                              Jersey City,
                                                              New Jersey 07302

    (c)  Citizenship       United States

    (d)  Title of Class of Securities        Common Stock

    (e)  CUSIP Number            07734710-2

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
(a)      Broker or Dealer registered under Section 15 of the Act

(b)      Bank as defined in section 3(a)(6) of the Act

(c)      lnsurance Company as defined in section 3(a)(19) of the act

(d)      Investment  Company registered under section 8 of the  Investment
         Company Act

(e)      Investment  Adviser  registered  under  section   203   of   the
         Investment Advisers Act of 1940

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

(g) Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)

(h)      Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

(a)   Amount Beneficially Owned           504,478

(b)   Percent of Class              10.0%

(c)   Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote                464,078*
      (ii)   shared power to vote or to direct the vote               40,400**
     (iii)   sole power to dispose or to direct the disposition of   464,078*
      (iv)   shared power to dispose or to direct the disposition of  40,400**


* Includes 5,000 shares issuable upon exercise of stock options and 4,158 shares held in Far East Retirement Plan.

**Includes 26,800 shares held by wife and 13,600 shares held for not-for-profit corporation of which Mr. Bernstein is president and trustee.

Item 5.  Ownership of Five Percent or Less of a Class

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         N/A

Item 8.  Identification and Classification of Members of the Group

         N/A

Item 9.  Notice of Dissolution of Group

         N/A

Item 10. Certification

         N/A

                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 12, 1996
                                       _______________________
                                             Date
                                       Elliot Bernstein


                                By: /s/ Peter H. Ehrenberg
                                             Signature


                                Peter H. Ehrenberg, Attorney-in-Fact
                                                Name/Title




   Attention:  Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001)